Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 16, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

The following is a transcript of a keynote presentation featuring General Fusion’s Chief Executive Officer, Greg Twinney, given at Web Summit Vancouver on May 13, 2026:

Speakers:

Greg Twinney – CEO, General Fusion

Greg Twinney 0:00

All right. Well, thanks for having me. It's a real honor to be able to stand up here and talk to you about what's going on, as just described, just down the street. It always amazes me how many people don't know [about] what we're doing down the street. General Fusion is a leader in fusion, redefining what's possible in clean energy. It’s literally down the street. We've got an operating fusion machine, that's the picture of it there you see on the screen. So, I'm pretty excited to share the story, talk about that, another great local story of Vancouver leading in tech. So let me jump into it. When people ask me about fusion, or I tell them about the story, I get all excited, and then they're like, "Yeah, we know, we've heard it, we've heard it all before.

Fusion is exciting, fusion is going to change the world, all these incredible opportunities for fusion, but it's always just out of reach, like 10 years away, or 30 years away. I've heard all the jokes, and that's true. It's taken some time to solve the challenges on making our way towards commercializing fusion. But usually what I respond with is that fusion is already happening. National labs around the world, National Ignition Facility, for example, in California, achieving break-even conditions, getting more energy out of the fusion reaction than it took to create it, other big machines in academia, producing fusion conditions all the time, so it's not really, is fusion possible. The question should be, how do we take that fusion science and turn it into grid-ready power?

And that's what our purpose is at General Fusion. [We’ve] been at this for 20 years now, working towards that, so it's science to the grid, that's what we're really focused on. A little bit about me, I'm not a scientist, I'm not a plasma physicist, I'm an entrepreneur. I've built several companies over the last couple of decades, starting with incredible tech and working my way step by step, executing to build profitable long-term value-creating companies, whether that's in eBooks or real estate platforms, [or] software robots for large data centers. Several companies that I'm proud of, that have sort of taught me what I need to do to take fusion from where we are in the lab and onto the grid, and so that's what I'm working on. It's all about the execution. Start with a strong why and then execute step by step. And so the application of doing that in other companies and applying that to fusion is sort of what we do at General Fusion, rather than start with a massive science project and try and figure out how to turn that into a business start with the business end in mind, and then step by step work towards building all the pieces that's going to make that happen.

This would be belaboring a point that I'm sure you've heard too much of already. Just heard it in the prior presentation as well. Massive demand for energy, AI is exasperating that, my belief, and many people around the world, believe the same thing. Coal, gas, oil, even nuclear fission will not satiate this incredible demand. We need a new clean baseload type of energy. We believe at General Fusion, as many others do, that is fusion. So why is that? Why can fusion solve all these challenges in a way that other sorts of technologies can't? It's really all about the attributes of fusion. People often describe it as the last source of energy that humanity will ever need, or the holy grail of clean baseload power. One way to think about it is fission, nuclear fission, which many of us are familiar with, has these great attributes, you know, it's dispatchable, it's baseload, but has a lot of negatives, negatives and downsides, regulatory burden, all these things.

So, fusion is kind of like you get all the benefits of fission, but you don't have the negatives, and so what that means is you can have clean energy, reliable dispatchable baseload power, efficiency, and scalability from a fuel perspective. We’re using deuterium sourced from seawater and breeding tritium in our machine. What that means is you can own the fuel cycle, and you're not restrained by natural resources or some other fuel inputs. Lastly, safety: when fusion fails, if it does, it fails safe, and it's not because we've designed and engineered in safety; it's the physics of fusion that is safe. No chain reaction, cannot be weaponized, no high levels of radiation.

So, this means you could have fusion power plants basically anywhere in the world, right beside the demand, if you want. What that means, massive impact and massive, massive market opportunity when compared to any other source of energy. So [I'm] going to back it up a little bit and talk about what is fusion. How does it work? So, we see fusion every day when we look up at the sun and the stars, that's fusion happening. Two light atoms under the right conditions fusing together. They don't want to, but under the right conditions, they fuse together and release a huge amount of energy in the form of [high energy neutrons]. So that's happening all the time in the sun and stars, but to do it here on earth on demand, we need to create those similar conditions inside of a machine, a little bit challenging, but for decades scientists in academia have been working on that. Really, think about it in these four steps:

First step is you need to create this ionized cloud of ionized gas called a plasma. You start with that, then you need to increase the temperatures and the density for the right amount of time that you get these atoms moving fast enough and close enough that they fuse together and release [those high energy neutrons]. So, academia and national labs have been working on these first two steps for a long, long time, and proving that this is possible. You can create fusion. What needs to be done to turn into a power plant is you also need to be able to capture that energy and convert it to power, and that's really where General Fusion comes into play.

There are four really well-known, but kind of kept secret secrets in the fusion industry. Creating the fusion conditions is important, you got to be able to do that, but how you do it needs to be able to overcome these barriers that happen inside these machines, and so if you're going to run a machine for 40 years and get the payback on the capital costs of that, you need to be able to solve these critical barriers, and I'll just quickly touch on them. So harsh conditions inside a machine, neutrons flying off everywhere, 100-million-degree temperatures destroys a solid structure of any material that we know, whether that be inside of a tokamak, a big machine that is often used, or a stellarator, or lasers that are often used for fusion. These solid structures that are facing the fusion cannot withstand the neutron bombardment from the fusion, so that's a big problem.

Second, is I mentioned that the fuel source, you got deuterium from seawater, tritium, you need to breed, you need both, so you can't find tritium in nature, and if you can't breed it, you're not going to have the fuel source, so you need, in a long-term basis, to be able to produce enough tritium to keep your fuel, your power plant running long term, and then, of course, if you're building a business, you got to know how to turn that fusion into energy, and then do it in a way that's going to be economically competitive, so these four big barriers are really what are built into the solution that we at General Fusion started with two decades ago.

Let me describe a little bit how our approach works [to] solve these problems. So, it's a picture of our power plant design. What you see inside is a rotor rotating around, and that is that has a chamber of pistons, and as that rotor is going round and round, we've got these large, compressed gas drivers on the outside of the machine, and we've got liquid metal inside. Centrifugal force is pushing the liquid metal up into the wall and creating a liquid metal cavity. We have this plasma; we inject into the liquid metal cavity. We use the outside drivers to push the pistons in, push the metal in, and compress around this plasma. That increases the density and the temperatures to fusion conditions. Fusion happens, and the machine resets.

The beauty of this is that as these atoms are fusing and the neutrons are being released, the neutrons are being released into the liquid metal, so over time they're heating up the liquid metal, and the liquid metal is a loop that comes into the machine around 200 degrees C, out around 500 degrees C, and it can go out through a heat exchanger, steam turbine, connect to the grid. So the liquid metal allows us to capture the energy, it allows us to protect the machine, because when that fusion is happening, it's at the center of this two meters of liquid lithium, and the neutrons go into the liquid metal, they never hit the solid structure on the outside with any amount of energy that would cause any challenges, and the third real amazing thing about this liquid metal is that it allows us to breed tritium.

So this lithium, when hit with a neutron, actually can allow us to breed tritium, and we have with this design the ability to create more fuel per pulse than we actually use, so that means own the fuel cycle for the existing power plant and then be able to extract tritium for future power plants, and power those up as well.

And, of course, the key [is we have] to do this economically, so doing all of this allows us to use existing materials, existing metals, technologies, no superconducting magnets, no lasers, and that allows for us to produce power plants that are going to be economical. It's called Magnetized Target Fusion. So, for two decades, 30 minutes from here, we've been working step by step, building machines that de-risked our path to a commercial power plant in the mid-2030s. Each one of these bubbles here represents one of those steps where, we took a piece of the technology, proved it out, put it out to the world for peer review and scientific peer review, and then moved on to the next step, and it all brought us to where we are today, which is our current program, and a machine called Lawson Machine 26.

This machine is designed to show our technology at 50% power plant scale, can heat up plasmas when compressed. Once we do that, we can move forward to finding ways to do that on a repeated basis with the with this approach of I'll get to just in a second. So, two decades head start on the industry, proving out the key components in a working machine, now that is [aiming] to hit some incredible milestones. I can't bring you there, but I can definitely, show you a video that will give you a bit of sense of what that looks like right now.

Greg Twinney 13:04

Great, all right, so couldn't take you there, but hopefully you get a sense for what's going on just down the street. This machine we commissioned in, well, we assembled it in 2024, we commissioned it in 2025, shot our first plasmas, started compressing those plasmas at the beginning of 2025, and now on the regular basis, we're creating these plasmas and compressing them with the goal to achieve these three really, really important industry-changing milestones. The physicists call it 1 keV, 10 keV, and 100% Lawson.

What it is are the fusion temperatures you need: 10 million degrees, 100 million degrees for a fusion power plant, and the densities, so that at 100% Lawson, that means we are creating the conditions inside of our machine using our approach to compressing plasmas with metal, and heating them up to the same conditions we will need in a commercial power plant, and so this will be the first in the world, we would be the first private company in the world to achieve these milestones.

And what's really, really important is that how we're doing it leads to a power plant, because we front-loaded a lot of the work required to overcome these commercialization barriers. But there's a race, countries all around the world standing up big programs, laying down large amounts of capital for fusion, and that's really because of massive opportunity, energy security, all of this amounts to a very, very long-term worthwhile strategic investment for countries.

We're pretty proud to be Canada's leader and a world leader in fusion, and there are also a lot of private fusion companies, some of them we've heard from today already, over $10 billion of U.S. capital raised, and I think that number is probably closer to 60 private fusion companies today. The difference between where we're at, and many of these companies are, is that we've been at this for two decades, so we got a head start. We've built a lot of machines, proven out our concepts, and have built a peer-reviewed library of science that sort of underpins this next major step with LM26 and ultimately a first of a kind.

So, we've got a really good head start on the industry, and while we're driving the pace, we're not doing it alone, and in my experience in building other companies has been you do a lot of the work on your own, but once other people start caring, start getting involved, they start to pull you along, and what we have done is built a Market Development Advisory Committee. So, these are a group of potential first customers, end users, that we meet with on a regular basis. They tell us, you know, what we're doing is the right thing, the thing they want to be able to finance, own, operate, etc., and they help guide us.

And so, in addition to the science, and the universities, and the national labs, talking to the customer on a regular basis to ensure that we're on the right path. And this is what that path looks like. LM26, the machine you saw the video of, is going to achieve these milestones, if everything goes according to plan, by the end of 2028. From there, in a decoupled way, we will work on the high repetition of the key components of a first of a kind power plant between 2027 and 2030, and then we will begin working on, and ultimately firing up, our first of a kind [plant] in 2035.

So, this is what the path looks like. Yeah, it's a decade away, but this is built on two decades of science and achievements that gives us the confidence to be able to move forward. And LM26 has been the first major gamechanger. So, in the fusion industry, you're going to hear a lot about demonstrations happening in the next couple of years, because there are a lot of companies building demonstration machines, most of them are still in the PowerPoint stage, or they're building a major multi-billion dollar machine that they're hoping to demonstrate some science with.

The challenge there is it's not underpinned with all the work that needs to be done to have the confidence, and the second is, it's not the fastest way, it's to make sure that you have flexibility and capital efficiency, and that's how we've done this, and front loading these commercial barriers into our design allows us to demonstrate fusion, as many others will, but then we can actually move forward to integration and commercialization, not need to go back to the drawing board, and figure out how we're going to deal with this material problem of damaging the machine, or how we can create the fuel, or how are we going to capture the energy, and how we can do all this at a cost that's going to be anywhere near competitive.

So, we front load all that and when we demonstrate, we move forward, diverge from the competition, and can start thinking about our first of a kind [plant]. So, great technology, amazing location to build a company, and investors, and all these things are awesome, but without a team that can make it all happen, it doesn't, and my career has been all about bringing together the smartest of the smartest, and at General Fusion, I can say we have an incredible team of scientists, engineers, physicists, all working on this incredible problem, but wrapped around it is an entrepreneurial mindset and an entrepreneurial group that can know how to take science from the lab and put it on the grid.

So, if you ever want to come and see a working fusion machine, come on down the street. We're at the end of the runway at YVR. We'd love to show you around. Thanks for listening.

***

The following is a transcript of a moderated fireside chat featuring General Fusion’s Chief Executive Officer, Greg Twinney, given at Web Summit Vancouver on May 14, 2026:

Speakers:

Greg Twinney – CEO, General Fusion

Amy Harder - National Energy Correspondent, Axios

Amy Harder 00:02

Hello everyone, and good afternoon. Well, you might have heard that there's a long running joke in Fusion that it is always 30 years away, and it will remain that way. But that video is suggesting that it may no longer be an appropriate joke to make is that the case, Greg. Should we stop using that joke?

Greg Twinney 00:27

I would love that joke to come to an end, but you know, until this machine that's set up to [achieve] some incredible milestones, I guess we'll let it run for a little bit longer.

Amy Harder 00:33

So, I understand that you are actually, possibly the only entrepreneur on the stage at startup university that is on a path to going public. Why now?

Greg Twinney 00:46

I guess first I'd just back it up just a little bit and say, you know, we're on a path to commercialize fusion, and we're a leader in that regard. And so, as we're leading the path to commercialize fusion, we take this kind of unique engineering practical approach to getting there, step by step milestone approach, and what that means is we're able to establish a really nicely predictable roadmap to commercial power, and so we think we're first on the technology side, so we also want to be able to be first to get to the public markets and to open up this opportunity to invest in fusion to a broader set of investors, and that's the public market investors.

Amy Harder 01:30

So, this is my first time ever at a Web Summit, and it's been incredible to see sort of the broad breadth of technology that's presented here, but one thing I've noticed that fusion really is all over the place. So many of you, I'm guessing, are not fusion experts. Could you explain to us, for those who are not in the weeds, how should we distinguish between the different types of fusion? Because we kind of use one word, fusion, to describe, what a half dozen different types of fusion.

Greg Twinney 01:59

Yeah, you know, and it actually is a good question, because how you create fusion conditions really matters, especially if your goal is to commercialize fusion power plants on the grid, deployed globally, because to date a lot of the fusion that's happened has happened in national labs and academia, and that's proven that you can create fusion conditions inside of a machine, so when you're trying to create fusion conditions, you're really recreating the conditions of the sun and the stars, got to have these conditions for these atoms to move faster, get close enough to fuse together and release all the energy and all the promise of fusion. So with the labs and , the academia around the world achieving fusion science results, we at General Fusion have been working on a path to take those types of results, replicate them in the machine that you just saw in the video, and then we've got a nice path to go from fusion conditions demonstration to commercial power plant, first of a kind, mid-2030s.

Amy Harder 03:02

And by the way, in case you didn't know, that fusion plant that we just saw in the video is just down the street, is that right, Greg?

Greg Twinney 03:08

30 minutes down the road, that machine is operating, it's a world first, it's a Magnetized Target Fusion machine, it's 50% power plant scale using our unique approach to fusion, and yeah, and we are right at the end of the runway in Vancouver.

Amy Harder 03:23

So, tell me a little bit more about going public. When is that going to happen, and tell us the details about that?

Greg Twinney 03:30

Yeah, so we, we announced to go public earlier this year.

Amy Harder 03:35

via SPAC,

Greg Twinney 03:36

Via SPAC, right. So, we looked at all the different ways that you can go public, and of course there are several ways, you can IPO, you can de-SPAC, where you merge with a with a shell company that's already public, you can direct list, there's just different ways to do it. What we looked at was, what we wanted out of this go public process was a couple of things. One, we wanted capital certainty, so we've got this machine built that you just saw on video. We want to make sure that this process of taking the company public would fund the operation of that machine to hit some industry-first milestones. So, let's go public. We've got to ensure we got the capital to hit the milestones with that machine when we do it, and when we looked at all the options for doing that, the de-SPAC is a way that you can actually secure the capital in advance of even announcing the deal, because you can raise PIPE capital in advance and have secured, and then, of course, we have a great partner in Spring Valley who has taken first-of-a-kind energy technologies to market, and so it was an easy choice for us once we partnered up with them.

Amy Harder 04:45

So, I understand your company was founded more than two decades ago, is that right?

Greg Twinney 04:48

Yeah, we're the second old, second longest tenured fusion company in the world.

Amy Harder 04:53

And last year, I understand that you did have some layoffs, about 25% of the staff was laid off, and you wrote a public letter saying you, that the company was short on money, so is going public a lifeline for the company?

Greg Twinney 05:07

It's not, it's not necessarily a lifeline. So, you know, I’d start with saying absolutely, you know, 20 years, and a lot of people that are in this room, or maybe watched this video, who have built companies, recognize that, you know, you have ups and downs, that's just the journey, and you're doing hard things. It's hard, and in fusion, the two things that are harder, the fusion and the funding. It's not, it's actually not a surprise. And so, what pulled us through last year was, look, we've got this machine built, and [we believe it’s going to achieve] some incredible milestones. So, we've, and those milestones lead to commercial power plant, which means fusion gets on the grid. That's like the most compelling why you could ever imagine. So, you push through the challenge, and yeah, I put out a letter to make sure that others understood that there's an opportunity to participate. So, we raised a bunch of private capital at the end of 2025 and that was the capital that allowed us to move into discussions about taking the company public and now securing more than another 100 million dollars of PIPE capital that will come into the company when we de-SPAC in mid-2026, so not far from now.

Amy Harder 06:11

Mid-2026, I think that would be next month.

Greg Twinney 06:14

Yeah,

Amy Harder 06:15

And I appreciate you saying that, you know, you experience challenges as an entrepreneur and as a company. I think that's one thing that everybody shies away from a little bit too much. So, thank you for being honest about that. And it leads me to my next question. You talked about the biggest challenges are fusion and funding. How do you weigh, I would add fusion and funding and scaling. How do you, what would you identify specifically as the biggest challenges that you're facing for the next 12 to 18 months?

Greg Twinney 06:44

Yeah, for us, you know, we really set ourselves up to move things forward in an incremental milestone basis. And this is in an industry that, , predominantly, large machines being, funded for many billions of dollars that take many, many years to build, and then demonstrate some science that may not even have a path to commercialization. So, for us, start with the end in mind. Okay, we want to build commercial power plants. What would the design for a commercial power plant need to look like? Okay, it needs to look like this, because you need to overcome these certain barriers. Let's build a technology roadmap that is the most, the fastest, lowest cost milestone based gives us flexibility to move towards that end goal, and so you know, kind of borrowing from my experience over the last couple of decades in other industries of how you build a company step by step and milestone and fund it, we're doing the same here at General Fusion, so step by step we, you know, have built these test beds, demonstrated our own fusion. We peer review those, raise some capital, take the next step, and so for us the machine that we saw on video, LM26, getting that funded was critical. This go-public allows us to fully fund that machine and achieve industry first milestones with that machine, and then from there , it's a clear path for us to get to first of a kind.

Amy Harder 08:05

So, we reported recently at Axios that banks are actually knocking on the doors of several fusion startups, asking if they want to go public. Now, to me, as a relative lay person, I'm surprised by that, because, again, as we've discussed, fusion is still a lot, you know, is on a long journey to commercialization. Fusion as an electricity source does not currently exist at all. So, Greg, why is this trend happening? Why are fusion companies like yours and potentially others looking to go public if you're so early on in the scientific scaling process?

Greg Twinney 08:39

Yeah, yeah, you know, there's examples of companies in other industries that are pre-revenue, as you mentioned. There's nobody putting electricity on the grid from fusion right now, so there is no fusion revenue companies in the world, and so it's, you know, not maybe not typical to take a company public pre-revenue, but it's also not something that's never been done before. And this was part of the reason why we partnered up with Spring Valley as a SPAC partner, because they have taken companies that are pre-revenue public before, know what it takes, and you know for them what they were really interested in at least in having expertise in this space was, do we have real meaningful milestones that can be funded through this go public process, rather than, you know, take the company public, maybe raise some capital, cross your fingers, and hoping, you know, in several years this all works out. That’s not the case. That's not how we've built our tech roadmap. It’s very incremental with milestones, so getting it funded, getting in the public markets will be able to share with our progress and these really important milestones, so I think that there'll be a huge opportunity to continue to create a lot of value for those shareholders with the achievement of these milestones.

Amy Harder 09:52

And what I'm hearing from you is that it's expensive, and this can help you fund the expensive road that you're on, is that also correct?

Greg Twinney 10:00

Fusion is capital intense, absolutely, and even our approach, and I would say we're probably the most capital-efficient fusion company on the planet. We have, you know, got to where we are with this new machine, in particular, with an order of magnitude less capital than what I see some of the other fusion companies out there needing to sort of spend in order to achieve similar type results. So we're super capital efficient, and then the next thing, of course, is you want to chunk it up, right? You know, having to raise many billions of dollars to build a machine with results years out, that would scare me too.

Amy Harder 10:37

So, one of the things about this conference, I think everybody is talking about artificial intelligence. How is AI impacting your business from the following two perspectives: one, the sheer power demand that we're seeing across the board, and number two, the actual potential for AI to accelerate, accelerate the innovation of the science that you're working through.

Greg Twinney 11:02

Yeah, from a, from the demand perspective, the, you know, AI and data centers only increase the tailwinds in terms of the need for fusion, in, you know, before, before this sort of came to be so important, or to the forefront, it was, there was already a gap in demand for energy, and energy that was going to be available, and so there was already a pretty strong tailwind for fusion. And then you layer on now data centers, AI, and these other electrification things, and the gap is much larger. And I don't think that gap gets closed unless we come up with a new source of energy, and I believe that source of energy is fusion.

Amy Harder 11:39

Would you be going public if it weren't for the AI boom?

Greg Twinney 11:43

Absolutely, yeah. The tailwinds, the need for fusion has,

Amy Harder 11:49

but the tailwinds are almost exclusively coming from the AI boom. I mean, before that, electricity was set to grow, but not nearly as fast.

Greg Twinney 11:55

There was still, when we looked out, and we did a bunch of studies that showed, you know, what the gap looked like in 2050 versus what was going to be available, and then, of course, if you layer on top of that, do you want the energy to be clean? Do you want it to be on demand? Do you want it to be economical? That created a big, big gap, and now with AI, it just makes it even bigger.

Amy Harder 12:16

How much from a tangible perspective can you share with us that the AI boom is helping the case that you are going to make to investors about why they should invest in a company like yours.

Greg Twinney 12:27

Yeah, AI is doing a great job of at least highlighting that there is an energy gap, demand and supply gap, and being able to attend Web Summit and see several fusion companies out there talking about fusion is definitely a big step forward, and I would say, you know, the fact that people are really getting to understand what energy is. You know, prior to AI was often people didn't even know where does energy even come from, why do I even care, and so AI has helped to bring this sort of energy to the forefront, and that's helped.

Amy Harder 13:02

We talked about how fusion is really capital intensive. It's expensive at the end of the day, that could result, some say, in really expensive electricity costs for end-use consumers. How do you propose that your technology will eventually bring down that cost?

Greg Twinney 13:17

So, for us, on top of being capital efficient, you know, super entrepreneurial group, right. I've built several other companies that are profitable and successful today, and I'm pretty proud of that, and sort of bring that mindset to General Fusion, and that we're not a science project where we are, you know, building a big science machine. Like we are building a path that's going to have to have return, and customers are going to want to buy what we got to offer. And so we started with this end in mind, of like, you got to make fusion happen, you got to do in a way that's practical, you got to do in a way that uses existing materials and existing technologies, more or less. This is because we want to control as much as we possibly can, and all of that needs to fit inside of a levelized cost of electricity is sort of a way that the industry measures and compares energy cost, and so as we look to our power plant design, we can, because we're using a lot of existing technologies and materials, we can actually calculate where levelized cost of electricity is and estimate what that's going to look like, and for us it's, it's as competitive or [if] not better than most existing sources of energy today, and that's,

Amy Harder 14:31

And what year is that? Anticipate that.

Greg Twinney 14:34

Yeah, so our first of a kind is in 2035.

Amy Harder 14:37

and where do you plan to build that?

Greg Twinney 14:39

That is still something we're looking at.

Amy Harder 14:42

What are some of the places on the list. Can you share?

Greg Twinney 14:45

Look, I mean, there are some, you know, Canada is where we've built the company, but there are some really other great places in the world where there's talent, regulations and a lot of, lot of capital, you know, the UK, the US, Japan, really nations around the world are racing, and so there's a lot of opportunities to take what a leading technology. We're already getting a lot of inbound in terms of potential customers, partners, nations that are like, "Hey, come do this here, we need energy, and fusion brings sovereignty as well. And so we're still thinking about all of that. Now where was I.

Amy Harder 15:21

What do you mean? Sorry, I know I'm distracting a little bit. What do you mean? Sovereignty, it brings sovereignty as well?

Greg Twinney 15:26

Oh, so with fusion, you're using seawater for your source of fuel, basically extracting deuterium from seawater, and you're fusing that deuterium with tritium, which you actually, if you're doing it the right way, you can generate tritium through the fusion process, so what that means is you can kind of own the fuel cycle inside that power plant, and you don't have this challenge that we've got in the world right now with people fighting over energy and fuel sources.

Amy Harder 15:57

I think you were talking about when your first plant will be online, and the cost of that plant, that's when we got, yeah, onto the side web,

Greg Twinney 16:05

Yeah. So you know, at first of a kind, mid 2030s, 2035, and then from there, you know, you start to refine and improve the process, and get to what's called an nth of a kind, which could be, you know, several machines after that, and that's when you start to see the economics come together, but so it's after 2035.

Amy Harder 16:27

You mentioned regulation, and federal regulation is a core piece of energy in general. Your cousin in the energy space, fission, nuclear fission is heavily regulated in the United States and also in other countries. What is the regulatory process like for fusion? I understand that in the United States it's actually regulated a lot less. Is that going to be the case for any plants that might be built in Canada? And what kind of impact could that have on cost down the line, and investor interest as well?

Greg Twinney 16:55

So, like, the inherent beauty of fusion is that it is safe. It's not or doesn't need to be designed or engineered to be safe, kind of like fission, you know, which they're making a lot of progress with SMRs and whatnot. You can design and engineer in safety, but because it's designed and engineered in, you need to also regulate that those power plants have that, or to keep everybody safe on fusion. It actually is just a safe process. The physics of fusion are safe. There's no,

Amy Harder 17:25

It’s inherently safe in a way that [fission] is not.

Greg Twinney 17:27

Yeah, you don't have long-term radioactive waste, and you're not working with, you know, fuel stock that can be weaponized. There's no chance of a meltdown. It's not a chain reaction. None of those things. In fact, when fusion fails, it just, nothing happens. And so the beauty of all of that is, is that you, the regulatory regime that needs to, you know, regulate it, it can be much, much, much, much lighter, and we're seeing that in the UK, for example, they've already established the way they're going to regulate fusion, it's more like a particle accelerator, or perhaps, you know, a hospital that's working with medical isotopes. The US, Canada, all following suit, and you know what this means is you can have fusion power plants virtually anywhere in the world, because it's significantly safer, of course, still a large industrial facility, but you know, from a radiation meltdown and all those types of things, very, very different profile than fission, and that makes the opportunity for fusion just so much bigger.

Amy Harder 18:25

Pop culture can be really influential, and I think a lot of us have a negative perception of nuclear power, partly because of The Simpsons. I'm sure all of us have seen that show, and the negativity that it gave nuclear power to expose, sort of give you a sense of my generation, I played SimCity 2000 back in the day, and the highest level that you could get to was fusion power plant for your city, and it was considered safe. Is there a way? How are you market? How are you trying to market this technology in a really confusing environment where the topic is really complicated?

Greg Twinney 19:01

Yeah,

Amy Harder 19:03

can you draw on SimCity 2000 might be an audience of one?

Greg Twinney 19:05

I don't know. I've never got to the level where I could actually build a power plant in my city. It's hard.

Amy Harder 19:11

I spent a lot of hours doing that.

Greg Twinney 19:13

Yeah, I'm still working towards that as well. But in terms of how to get, you know, the general public and everything else, the biggest problem with that is that fission, which is, you know, splitting an atom, sounds so similar to fusion, which is, you know, fusing atoms together, and well, they're both at the nuclear level, and everything, that the completely different processes, and the safety profile is completely the opposite, and so we are going to have to work with, you know, with that in mind, and really, what we've are spending our time on right now is ensuring that the regulations are appropriate, and from there you'll be able to, you know, mark it out, why are the regulations the way they are, and then you can get the government on board to help with the you know, with that, with that message,

Amy Harder 20:03

in the last five years, there's been a lot of fusion companies that have come onto the scene. You've been around a long time, or the company has been around a long time. What would be your closing pitch to potential investors about why choose you over all of these other players?

Greg Twinney 20:18

Yeah, well, start with the being around for a long time, right? Two-decade head start on the industry. Fusion is hard. It takes time. So, that would be the first one. The second would be from the beginning we started with an end in mind of power plants and creating fusion conditions and creating them in a demonstration versus creating a power plant is very, very different. And so, for us, we front-loaded all the challenges that you need to overcome to turn a demonstration into a power plant, right at the beginning, 20 years ago, and you know you're creating the conditions of the sun and stars inside of a machine, machine gets damaged, you can't create the fuel, you, you know, you can't extract the energy, and maybe you're using superconducting magnets or lasers, very expensive, very difficult to scale. So, the advantage of our approach, although unique, is that we started with the end in mind, and from significantly less capital, we're now one of only four companies in the world that have published meaningful fusion results of our own.

Even though there's 50 plus fusion companies in the world, only four have published results that are of their own fusion, and we're one of them. And we've got a huge library of peer-reviewed papers of all the demonstrations we've done.

Amy Harder 21:29

I did a story a while back showing how fission and fusion companies are finding novel ways to bring in profits while they're on this long road. Maybe it's cancer drugs, for example, or magnets, superconducting magnets. Have you guys done anything? And, or would you consider?

Greg Twinney 21:45

No. Eyes on the prize, and the eye, and the prize is power plants on the grid, and you know, having, you know, built many other companies before, it can be very difficult to, you know, the allure of doing little side projects. However, those are not hedges, they're very distracting, and we're also very confident in our path, so we're sticking with the big prize

Amy Harder 22:08

In our final moments. I want to conclude with a lightning round game of Would You Rather. Are you ready, Greg?

Greg Twinney 22:15

Okay,

Amy Harder 22:16

Because it's the end and we don't have much time. I do ask that you keep your answers as short as possible.

Greg Twinney 22:21

Okay,

Amy Harder 22:22

It’s how the game is played best. So, would you rather guarantee that policymakers truly understand fusion or the general public?

Greg Twinney 22:33

Policy makers, because I think we get policy makers on board, they can help with the general public.

Amy Harder 22:42

would you rather work on fusion in 1955 or 2055

Greg Twinney 22:48

I want to be working on fusion in 2055 because we'll be having fusion energy on the grid at that time.

Amy Harder 22:55

Would you rather spend a year in space or the bottom of the ocean?

Greg Twinney 23:01

I'm really curious about the ocean, and so I'd like to do the ocean,

Amy Harder 23:07

And the final one, would you rather change the past or see the future?

Greg Twinney 23:14

Oh boy, that's a tough one,

Amy Harder 23:16

It’s simple, but tough.

Greg Twinney 23:18

I'm going to go future, I'm going to go with the change, sorry, seeing the future,

Amy Harder 23:23

You could change the past, change the past, or see the future,

Greg Twinney 23:26

See the future.

Amy Harder 23:27

Well, with that, I want to say, thank you, Greg, for your time today.

Greg Twinney 23:31

Thanks.

***

The following is a transcript of a moderated panel discussion featuring General Fusion’s Chief Executive Officer, Greg Twinney, given at Web Summit Vancouver on May 13, 2026:

Speakers:

Greg Twinney – CEO, General Fusion

Cary Forest – Chief Scientific Officer, Realta Fusion

Joe Paluska – Chief Marketing Officer, Commonwealth Fusion Systems

Rika Nakazawa - Executive Head of Global Strategic Innovation, NTT Data

Randa Ghazy - Web Summit

Greg Twinney 00:00

Hi, everybody. Greg Twinney, is this working? CEO of General Fusion. We are the local fusion company here in Vancouver, and Canada's largest, longest-lived fusion company, and a world leader in fusion. And we have currently commissioned a new machine, just 30 minutes from here, that is at 50% commercial power plant scale, now producing plasmas and using our approach to prove out our unique approach to fusion, and so we're pretty excited to be able to share all that here in Vancouver.

Cary Forest 00:33

Hello, everyone, I'm Cary Forest, I'm a Chief Scientific Officer at Realta Fusion, and I'm also a professor at the University of Wisconsin. In the mid 2010’s, about 10 years ago, we got very, very interested in applying high field superconducting magnets to a concept called the magnetic mirror, which was kind of a front runner in the 60s and 70s, first device to actually reach fusion like conditions at Lawrence Livermore during that time, and we really, and was realized at the time that magnets were just not strong enough for making it work as a concept. That's all changed now. We have new technology in the form of high temperature superconducting tapes that make the mirror viable. We got support from ARPA-E to build a gizmo at the university that spun out the company Realta, and now we're hoping to build a first of a kind fusion scale magnetic mirror.

Joe Paluska 01:37

Hi everyone, I'm Joe Paluska, I'm the Chief Marketing Officer for Commonwealth Fusion Systems. We're spinning out of MIT, founded in 2018 have raised about $3 billion of capital to date. We have a demonstration machine that's about 70% complete, about an hour outside of Boston. We'll turn it on next year to generate what's called First Plasma, which is kind of the first signal for a machine. And in parallel, we're designing a 400 megawatt power plant that we announced about a year and a half ago that we'll build outside of Richmond, Virginia, where we're working with Dominion Energy, the local utility there, and we've already pre-sold more than half the power to Google and to the Italian energy company called ENI, E N I. Thank you.

Rika Nakazawa 02:17

Hello, Rika Nakazawa, and I am now actually Executive Head of Global Strategic Innovation at NTT Data, which is the opco within NTT. I moved from working on space and satellite innovations within NTT and now working on quantum continuing space and satellite, but also focusing on photonics. I am not doing fusion, but I am secondarily related, because I think some of you might know, my husband, Chris Dawson, who is a former Navy nuke, so he's a nuclear engineer in the Navy subs. I'm also born and raised in Japan, and so this whole idea of nuclear fusion is something that is, of course, a hot topic in Japan, if not the world over. Now, of course, I'm doing a PhD right now on quantum and AI, and how this relates to this world of the topic of energy at crossroads innovation in the age of crisis, is that the fact of the matter is we still don't know how photosynthesis works 100% and so my PhD is looking at how we can use AI today to unlock quantum phenomena to really better understand how energy transition in organic systems like a simple leaf can inform how we design better energy systems in the world that we live in, and so from my stance, I think the way that I'd like to contribute to this luminary panel, because it's hard to compete with nuclear scientists and CMOs that are advancing the messaging around this in pioneers is to think about how do we address the both the demand and supply side of what is getting us at this critical crossroads, and also as somebody that is half German and half Japanese, and having been in global roles my entire technology career, how do we also really get out of this situation that we're in geopolitically to think about how we work together as a global community. One other small world thing that I'll mention is that Chris’s father works at Lawrence Livermore, so it's such a small world when you step back and think about it. But thank you. Pleasure to be here today. Thanks.

Randa Ghazy 04:17

Thank you so much. Any questions?

Elke Porter, West Coast German News 04:22

I Hi, I'm Elke Porter with West Coast German News, and I just want to know a little bit more about how does this mirror work and the risks associated with it, and how to keep people safe in this, especially in an earthquake zone like Vancouver.

Cary Forest 04:38

You'd like to know about the specifics of the magnetic mirror as a confinement concept. Yes, so the traditional, the leader at the moment is the tokamak in that magnetic confinement area, and it's because the magnetic field lines all go around in circles and bite their tails, and the particles are tied to magnetic field lines in a magnetic mirror. It's, it's, you can think about a Tootsie Roll shape magnetic field. It's, it's long, it pinches down at the ends, and then expands, and the magnetic field lines themselves connect with some surface. We call it an open system, because the particles can eventually move along the magnetic field line and hit a cold wall, which would be bad, but the very strong magnetic field at each end gives a mirror effect, which pushes the particles back in, so they bounce back and forth between high field regions at each end. So, imagine just a bunch of MRI machines in a row with particles confined between, with super strong magnets at each end, pinching down, creating a Tootsie Roll-shaped confinement geometry. You can make it as long as you want, open it up, double your power, make it smaller, more compact, modular, call it Cosmo compact modular fusion system.

Elke Porter, West Coast German News 05:59

And then part of the question was, and how do you, how do you mitigate any risks associated with using fusion, and

Cary Forest 06:06

how do we what?

Elke Porter, West Coast German News 06:07

mitigate risk?

Cary Forest 06:10

You think very, very carefully about what the biggest things are that stop you from getting to where you need to go and attack those things first. That's how you know we approach it. That's what sets our milestones.

Greg Twinney 06:23

I'm happy to jump in a little bit and just add a different other layer as well. Would be, you know, just fusion specifically, fails safe, when fusion fails, it fails safe. You know, you're not working with long live radioactive waste. There's no chain reaction, and you know, so you in fusion, generally, you don't need to engineer in safety in the same way that you do with fission, where you need to engineer in the safety, and there's a lot of work that's being done, and a lot of good progress on the fission side, but from a fusion perspective, just the physics of fusion, it's significantly safer, and governments around the world are recognizing that and appropriately regulating fusion in a safe way.

Randa Ghazy 07:12

Any other questions?

Derrick Penner, Vancouver Sun 07:18

I guess those be mostly for General Fusion, how close are you to the commercialization? How's the facility in the UK doing? And Derek Penner with the Vancouver Times. Sorry.

Greg Twinney 07:33

Oh, pleasure. Pleasure to talk to you. So, at General Fusion, we've been at this for a couple of decades, and you know, so for the last two decades we've been working towards the end goal. The end goal is commercial power plants deployed around the world at scale, right? And so, step by step, for the last two decades, doing fusion, various components of a commercial type machine, producing fusion results, plasmas, all of these things, writing peer-reviewed paper to establish papers, to establish, you know, the science credibility. We're one of only four companies in the world that have actually published results on our own fusion that we do in our own labs, and so all of that work has led us to where we are now, which is we have a machine 30 minutes from here, machine called Lawson Machine 26 That machine is producing these plasmas that you need to create in fusion and compressing them to fusion conditions over the next couple of years. And right now, the machine is operating, shooting plasmas, compressing those plasmas. It's 50% power plant scale, the plasmas that are inside, and so over the next two years we're going to execute the technology roadmap to prove out that using our unique approach compressing plasmas we can get these power plant type conditions. On the other side of that we need to work on the commercial systems to be able to repeat that multiple times and then move that towards the first of a kind which would happen in the mid-2030s. So first of a kind fusion power plant using our approach in the mid-2030s is the target. The near-term milestones are going to be demonstrated with the machine that we already have.

Derrick Penner, Vancouver Sun 09:11

If I could indulge a follow-up question, this would be, I guess, for everyone. The title of the press conference that sort of hints at the question, how much has the last three months changed interest in what you're doing? Like, yeah, how much, how much, how much has it changed interest? What do you, what are you hearing that's different?

Greg Twinney 09:40

Tailwinds are increasing. There was already a big gap between energy supply and demand as you looked forward. AI and data centers and all this just exacerbating the problem. So now you've got a massive gap between what's available and what is, and sort of fusion comes in. So I see it as huge tailwinds for us, for the industry.

Rika Nakazawa 10:00

I was just going to mention, when you say in the past few months, there's a lot of different things that are happening in parallel in the last few months. I'm assuming that what you're referencing is the war with Iran, but there's another development that I think is really interesting, is this collective greater fascination, obsession with space exploration, a lot of that with the anticipated IPO of SpaceX, of course. So, one of the things that I've been hearing, where people are much more interested in nuclear energy access and the reliability and whatnot, is around being able to get to Mars, for example, without nuclear propulsion and fusion energy sources. The possibility of us really being able to mainstream space exploration is pretty slim, so I hear that there's a lot of interest that's been rising thanks to the space domain and more investments that have been going there, but I'd be curious, if no,

Joe Paluska 10:52

No, we're not seeing that at all. This is all about power and energy, and so we're not, you know, we're solely focused on firm, clean power on the grid, to your point, and question about the goal, the Gulf War, right? It is, it's helping the narrative, right? It helps in the narrative on fusion. Plus, fusion is not beholden to geopolitics, because you think about wars over fossil fuels and wars over resources. The thing, the fantastic thing about fusion is, once you build a machine, right, anybody can then build a machine, and you have energy sovereignty, because the fuel source is everywhere.

Rika Nakazawa 11:25

Are you, are you guys seeing at all any intersection of power propulsion with some of the interest in space economy? Just curious.

Greg Twinney 11:35

One of our investors is Jeff Bezos. He obviously has interest in space. We recently brought on the ex-CEO of Blue Origin as an advisor of mine, so I can see maybe long-term how that, but that is not the goal for us either.

Rika Nakazawa 11:54

Yeah, there's a more short-term criticality, right?

Greg Twinney 11:57

Yeah, the energy gap going forward is so big that market opportunity is massive, and so that's the prize we're going after too.

Rika Nakazawa 12:04

Yeah,

Cary Forest 12:07

but rocket ships are not going to be fueled with coal.

Cary Forest 12:13

I agree with you completely, but that's very long term. It's not changing, it's not changing the investment strategies at the moment. Right.

Emma Wilkie, Be Giant 12:23

Hi, Emma Wilkie at Be Giant. I'm aware of General Fusion, and this is a less technical question, but a little bit following up on what you said. Are you all - is this a space race? You know, are you all competing for the same goal, or is there collaboration in the industry between the three of you or others, and things like that, or is it completely different what you're doing?

Cary Forest 12:49

Look, the front runner scientifically is clearly the tokamak and has been for some time. ITER will be coming along after Spark, and hopefully they'll have done their job, and it will all work, but the long-term making fusion economical and at a price point that that it makes a difference and can be commercialized. That's a long game, and I'm not sure we know the answer to that. I think that's why it's great that there are a lot of different players all putting shots on goal, and something's going to make it work.

Emma Wilkie, Be Giant 13:22

Thank you.

Joe Paluska 13:23

Yeah, and we're, we're the supply, we're the supplier of magnets for realtors, so like we're, you know, as Carrie says, we're betting on the tokamak, but we also think that other architectures have a have a chance of proving commercial fusion, but there is a race, it's really a race between the United States and China in terms of first to fusion, so your question is spot on.

Greg Twinney 13:43

So, I gotta, I have to jump in on that one. Of course, look, we've been at this for two decades. We definitely take a different approach. We aren't using superconducting magnets or lasers or any new materials. We're using liquid metal and mechanics to compress plasmas. Now, we need to prove out that when we do that at near commercial scale with the machine we've got operating, we get the fusion conditions that we, that we want, but on the other side of that, moving from scientific demonstration to ultimately power plants, we believe we've got a pretty good and clear, well-known path to be able to do this on a repeated basis, because we're using a lot of existing technologies, materials, etc. Lot of work still to be done. I, and I sit on the Fusion Industry Association board, and say there's a lot of collaboration between the companies, and a lot of the core and the basics, and definitely on the fusion science. There's a lot of collaboration, and we're all helping one another in any way that we can, but then you know, at some point, and having built lots of companies and created new categories. I know at some point the elbows come up and people start to compete more, but right now it's I think the industry is in a really good place in bringing capital in and convincing, you know, investors that this is happening now, and you better get in, so yeah. Lots, lots of opportunity so the market size is massive.

Rika Nakazawa 15:04

Sorry, I'm just going to excuse myself. I have to catch a train, but if anybody else would like to just follow up on alternative to nuclear, which you have a great panel here to dive deeper into, please reach out to me on LinkedIn. Thank you, thanks,

Karina Roberts, Sierra Media 15:19

Karina Roberts, and Sierra Media, and the market online. Just to follow up with what you're saying about investment, what does it look like for the for investors in the capital market side of things? Obviously, you're looking for investment, but what about return on investment? How does that look with the with the fusion and development, and where you're going to end up with that

Joe Paluska 15:41

in terms of the returns?

Karina Roberts, Sierra Media 15:42

just like investors, if they're looking to invest, as this starts to grow. I mean, obviously, it's all speculation, but where can investors maybe start to look to invest?

Joe Paluska 15:51

Yeah, I mean, I think we were just on a panel earlier with Alice Brooks from Khosla Ventures, right? They're more early stage, and so they're looking at high risk, high reward as an early-stage investor, so I think the returns are no different than any other investment in another category of startups, right. For us, in particular, we're now at the stage where we need more mature capital, and we need sovereign wealth funds, pension funds, that institutional investors is our future investors, but in terms of the like the actual returns to the space, it's, it's, it's like any other venture investment.

Greg Twinney 16:28

Maybe I could just add a different spin on it. So, at General Fusion, we actually made a move into the public markets and announced that we will be going public in the middle of 2026 and with that raised the capital we need to operate the machine, I keep referring to hit these milestones, et cetera. So, as a company that's pre-revenue, moving into the public markets, what’s important to us, is that we had the capital to execute milestones, real milestones, and be able to communicate those milestones to public market investors, and that's kind of what we've set ourselves up to do here, so that that will allow some of the earlier investors, of course, to see some liquidity, but now open up the opportunity to invest in fusion to a much larger set of public market investors, so we're pretty excited about that piece, and I'm sure we won't be the only company that does that, you know, as things progress.

Karina Roberts, Sierra Media 17:24

Thank you.

Audience Member 17:32

Hello, you mentioned earlier that once the machine is built, you take a lot of geopolitics out of the equation with fusion. I'm wondering, you know, in building that machine in that supply chain, are there more geopolitical implications there? Have you seen any issues there? How would you see that competition, if any, playing out between the US and China, and potentially others?

Cary Forest 17:54

We certainly want to be building the machines here.

Joe Paluska 18:00

Yeah, I mean, we have - we have more than 1000 suppliers in 30 different countries around the world. We, we don't source anything from China for geopolitical reasons, in part, but I can - what I can tell you is that, so one of the materials that we use that we don't produce ourselves, we predominantly buy it out of Japan, is called high temperature super connecting tape. It's what makes our magnets super powerful and compact, but we knew we know that the Chinese have are now producing their own tape, and so when we say there's a race between the United States and China, it's really their domestic industry versus our domestic industry, so they're making all this tape to be consumed by their own domestic companies,

Greg Twinney 18:43

It's a from a Canadian perspective, we're all about sort of global collaboration, and we have built supply supplier relationships all around the world, and more recently we've started to make potential first customer relationships even deeper than we had previously, and we've got a set, a committee called the Market Development Advisory Committee of global utilities, potential end user customers, you know, industrial heat users, etc. that we work very, very closely with, and they're all around the world, and we're working sort of step by step as we progress the technology, we're ensuring that they guide us and bring us along, and so I think that in a unique advantage of being in Canada is that we're able to probably partner in a way that maybe it's more difficult to do if you're sitting in the US or China,

Audience Member 19:41

So, the title of your talk, being at a crossroads, what is the end goal like? Is it to get rid of fossil fuels and replace it with fusion, or what are these crossroads?

Joe Paluska 19:56

Well the, just inherently the value of fusion energy on the grid will ultimately one day exceed the value of all other energy sources, so the sound bite I like to use is like going from burning wood to burning coal was a 3x jump in energy density, going from burning coal to burning plasma and fusion process is like a 14 million, 14 million jump in energy density. So, just by default, the process itself, the technology itself is just better. It creates unlimited energy based on a minimal fuel source, that's also that fuel source is available to everyone in the world. So, you know, are we looking to displace anything? No. Right now, we need kind of an all in the above energy category, short term and medium term, but longer-term fusion is just kind of by default the natural choice, or should be the natural choice. I mean, it's already powering the rest of the universe, it's just not powering us here on earth yet.

Cary Forest 20:55

If you just scientifically look at the energy content on our planet and add up the different places you can grab it from. All of the energy is in fusion.

Randa Ghazy 21:09

If there are no more questions, I guess we can wrap up. That's a great note to end on. Thank you so much to our speakers, and thanks to everyone for attending.

Cary Forest 21:17

Thank you. Pleasure.

Randa Ghazy 21:18

Have a nice evening.

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.